

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 21, 2008

By Facsimile and U.S. Mail

Mr. B.K. Chin
Chief Executive Officer
Global Industries, Ltd.
8000 Global Drive
Carlyss, Louisiana 70665

> **Re: Global Industries, Ltd.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed February 26, 2008**
> **Response Letter Dated June 20, 2008**
> **File No. 000-21086**

Dear Mr. Chin:

    We reviewed your responses to our prior comments on the above referenced filing as set forth in your letter dated June 20, 2008 and have the following additional comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

1.   We note your response to comment one of our letter dated June 4, 2008 which indicates that certain vessels are excluded from your utilization rate calculation and that such rates do not fully correlate to changes in revenue or gross profit. Please include the following disclosures;

    •   the methodology used to calculate your utilization rates;

- the types of vessels excluded from such utilization rate calculations;
- and the degree to which your utilization rates correlate to changes in revenue and gross profit.

Consolidated Statements of Cash Flows, page 51

2.   We note your response to comment four of our letter dated June 4, 2008 which indicates that you defer costs associated with regulatory inspections and drydocking activities, and expense routine repair and maintenance costs as incurred. It appears that the underlying nature of the large majority of the costs that you have capitalized as dry docking are expenditures incurred for repair and maintenance which allow the vessels to continue to operate in their current capacity. In this manner, costs that do not appreciably extend the useful life, increase the earning capacity, or improve the efficiency of vessels, do not qualify for deferral. We believe you should expense, rather than defer and amortize, repair and maintenance costs incurred during drydockings in conformity with your repair and maintenance costs accounting policy. Please contact us to discuss.

Form 10-Q For the Quarterly Period Ended March 31, 2008

Note 4. Fair Value of Financial Instruments, page 8

3.   We note your response to comment seven of our letter dated June 4, 2008 which indicates that a liquid market did not exist on the measurement date. Please tell us if you considered information about market participant assumptions, such as an illiquidity adjustment, in developing your unobservable inputs.   Please clarify if there were broker quotes or data from secondary market transactions available at the time you completed your valuation. To the extent applicable, please tell us if you considered these measurements in determining fair value.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact John Cannarella at (202) 551-3337 or Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief